Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

In the light of reports published by the Folha de São Paulo newspaper in its edition of May 9, 2013 on the possible acquisition of a credit card portfolio in Brazil and Latin America, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs its stockholders and the market in general that is continually examining potential operations that add stockholder value.

However, we would inform that currently there is no transaction or signed agreement that would justify publication of a Material Fact.

Itaú Unibanco will announce immediately the conclusion of any business agreement pursuant to its Disclosure Policy and to Brazilian Securities and Exchange Commission – CVM Instruction 358.

São Paulo, May 9, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer